SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: December 2002

                        Commission File Number: 000-28882

                            World Heart Corporation
                            -----------------------
               (Exact name of registrant as specified in charter)

                                      N/A
                           --------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         -----------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                     ---------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X    Form 40-F
                                  ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes             No X
                                          ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated December 13, 2002, announcing an agreement to issue securities in Canada in a private placement transaction, as well as plans for additional financing.

News Release

For Immediate Release

                        WORLD HEART CORPORATION ANNOUNCES
                            $11,000,000 OF FINANCING

OTTAWA, Ontario - December 13, 2002: (TSX: WHT, OTCBB: WHRTF) World Heart Corporation ("WorldHeart" or the "Corporation") announces that it has agreed to sell, on a private placement basis, through Northern Securities Inc. 2,343,750 units (the "Units") at a price of Cdn $1.28 per Unit, for gross proceeds of $3,000,000. The Corporation may sell additional units prior to completion, up to a maximum of 3,906,250 units as contemplated in our release of December 2, 2002. Each Unit comprises one common share, and one warrant to purchase a common share. Each warrant will be exercisable into one common share at an exercise price of Cdn $1.60 per share for a period of five years.

The Corporation also announced that in separate transactions, it expects to raise an additional $8,000,000 through a combination of mezzanine funding and subordinated debt, which will be secured over the Corporation's assets. This additional funding is subject to final approvals, including regulatory approvals and completion of documentation. The total gross proceeds from these transactions, which are expected to close on separate dates commencing on, or about, December 17, 2002 and ending on, or about January 10, 2003, are $11,000,000.

WorldHeart currently has 17,970,127 common shares issued and outstanding.

WorldHeart intends to use the proceeds from these private placements towards marketing expenses related to its Novacor(R) LVAS, continued funding of the development of its optimised HeartSaverVAD(TM), and general corporate purposes.

The private placement of common shares and warrants is subject to the approval of The Toronto Stock Exchange and also requires approval by the holders of a majority of the Corporation's issued common shares. The common shares, including those underlying the warrants, will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available.

About the Novacor(R) LVAS
WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is already approved in Europe without restrictions for use by heart failure patients; and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:
Michelle Banning
Manager, Corporate Communications
(613) 226-4278 x 2995
communications@worldheart.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          World Heart Corporation


Date: December 13, 2002                   By: /s/ Ian Malone
                                             -------------------
                                             Name:   Ian Malone
                                             Title:  Vice President Finance
                                                     and Chief Financial Officer